Filed pursuant to Rule 424(b)(5)
File No. 333-138138

Prospectus Supplement
(To Prospectus dated November 9, 2006)

  2,500,000 Shares

Common Stock

We are offering up to 2,500,000 shares of our common stock pursuant to this prospectus supplement and the accompanying prospectus. The common stock will be purchased at a negotiated price of $2.00 per share, resulting in total proceeds (before fees and expenses) to us of $5,000,000. The net proceeds from any sales under this prospectus supplement will be used as described under “Use of Proceeds” in this prospectus.

Our common stock is listed on the Nasdaq Global Market under the symbol “HNAB.” The last reported sale price of our common stock on the Nasdaq Global Market on July 31, 2007 was $1.54 per share.

Investing in our common stock involves a high degree of risk.
See “Risk Factors” beginning on page S-6 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or accurate. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 31, 2007

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the terms of this offering of shares of common stock. The second part is the accompanying prospectus, which provides more general information. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the description of this offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement contains information about the shares of common stock offered in this offering and may add, update or change information in the accompanying prospectus. Before you invest in shares of our common stock, you should carefully read this prospectus supplement, along with the accompanying prospectus, in addition to the information contained in the documents we refer to under the heading “Incorporation of Certain Information by Reference” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person, including any salesman or broker, to provide information or represent anything other than that provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. You must not rely on any unauthorized information or representations. We are not making an offer in any jurisdiction or under any circumstances where the offer is not permitted. You should assume that the information in this prospectus supplement and the accompanying prospectus is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

In this prospectus supplement and the accompanying prospectus, the terms “Hana,” “we,” “us” and “our” refer to Hana Biosciences, Inc., a Delaware corporation.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information you should consider before investing in our common stock. We urge you to read this entire prospectus supplement and the accompanying prospectus carefully, especially the risks of investing in our common stock that we discuss under “Risk Factors” in this prospectus supplement, as well as the documents identified under “Incorporation of Certain Information by Reference” in the accompanying prospectus.

Hana Biosciences, Inc.

We are a South San Francisco, California-based biopharmaceutical company focused on acquiring, developing, and commercializing innovative products to advance cancer care. We seek to license novel, late preclinical and early clinical oncology product candidates, primarily from academia and research institutes, in order to accelerate clinical development and time to commercialization.

Our Product Candidates

We currently have rights to six product candidates in various stages of development:

•
Marqibo (vincristine sulfate injection, OPTISOME) - We acquired our rights to Marqibo from Tekmira Pharmaceuticals Corporation (formerly Inex Pharmaceuticals Corporation) in May 2006. Marqibo has been evaluated in more than 600 patients in 13 clinical trials, including Phase 2 clinical trials in patients with non-Hodgkin’s lymphoma, or NHL, and acute lymphoblastic leukemia, or ALL. We plan to conduct a multi-center, multi-national Phase 2 clinical trial of Marqibo in adult patients with relapsed ALL, also known as the rALLy study. The patient population is defined as Philadelphia chromosome-negative adult patients in second relapse or those patients who relapsed following two lines of anti-leukemia chemotherapy, including those who have previously undergone stem cell transplantation. We expect to enroll up to 56 evaluable patients in this clinical trial. We also plan to conduct a Phase 3 first-line, clinical trial in newly diagnosed, elderly adults with Philadelphia chromosome-negative ALL. This Phase 3 randomized trial will compare Marqibo to vincristine in the induction, consolidation, and maintenance phases of treatment. We plan to conduct this study in collaboration with three major U.S. and European oncology cooperative groups. Pending finalization of the protocol and final review by the cooperative groups, we anticipate this study will potentially commence in 2007. We are also planning a single-center pilot Phase 2 clinical trial of Marqibo in patients with metastatic malignant uveal melanoma. The patient population is defined as adults with uveal melanoma and confirmed metastatic disease that is untreated or that has progressed following one prior therapy. We expect to enroll up to 30 patients in this clinical trial. Additionally, Marqibo has been granted Orphan Drug Designation by the U.S. Food and Drug Administration, or the FDA, for the treatment of adult ALL.

•
Talvesta (talotrexin) for Injection - In April 2004, we commenced an NCI-sponsored Phase 1 clinical trial to evaluate the safety of Talvesta when administered intravenously on days 1, 8 and 15 of a 28-day cycle to patients with solid tumors. In March 2007, this clinical trial was discontinued due to toxicity. Fifty subjects received doses of Talvesta with one drug related patient death being reported during this clinical trial. We commenced a Phase 1/2 clinical trial of Talvesta in non-small cell lung cancer in February 2005. In the Phase 1 portion of this clinical trial, which is now closed for enrollment, Talvesta was administered to patients to ascertain the maximum tolerated dose of the drug. We have suspended enrollment in this clinical trial for additional safety analysis. In May 2005, we commenced a Phase 1/2 clinical trial of Talvesta in ALL. The Phase 1 portion of this clinical trial is closed for enrollment.  While we have not seen issues related to toxicity in the ALL trial, we proactively suspended enrollment in the Phase 2 portion of the ALL trial as a safety precaution.  Subsequent to our postponement of initiating new clinical trials, the FDA notified us that it had placed the Talvesta studies on clinical hold. We anticipate meeting with the FDA upon the completion of our safety analysis, which we anticipate to be completed in the fourth quarter of 2007. After evaluation of the final safety and efficacy analysis of the completed trials and our meeting with the FDA, we will determine our next steps for the drug candidate.

•
Alocrest (vinorelbine tartrate injection, OPTISOME) - In August 2006, we initiated a Phase 1 clinical trial to assess the safety, tolerability and preliminary efficacy of Alocrest in patients with advanced solid tumors. The trial is being conducted at the Cancer Therapy and Research Center in San Antonio, Texas, McGill University in Montreal, Canada; and South Texas Accelerated Research Therapeutics, San Antonio. We expect to complete the Phase 1 trial in 2007 and potentially launch additional trials in 2007.

•	Optisomal Topotecan - Following completion of preclinical development, we expect to file an investigational new drug application, or IND, and to initiate a Phase 1 clinical trial in 2007.

•
Menadione - A Topical Compound for Skin Rashes Associated with EGFR Inhibitors. Menadione is a novel preclinical product candidate under development for the prevention and treatment of skin rash associated with the use of epidermal growth factor receptor, or EGFR, inhibitors in the treatment of certain cancers. EGFR inhibitors are currently used to treat non-small cell lung cancer, pancreatic, colorectal, and head and neck cancer. Many patients taking EGFR inhibitors develop significant skin toxicities presenting as acne-like rash on the face and upper body. Currently, there are no FDA-approved products or therapies in existence that can treat these skin toxicities. We believe that Menadione, a small organic molecule, activates the EGFR signaling pathway by inhibiting phosphatase activity. In vivo studies performed at the Albert Einstein School of Medicine have suggested that in patients treated with EFGR inhibitors, topically-applied Menadione may restore EGFR signaling in the skin. We acquired the rights to Menadione in October 2006 pursuant to a license agreement with the Albert Einstein School of Medicine. We expect to complete formulation of Menadione by the end of 2007 and to file an IND in 2008.

•
Zensana (ondansetron HCI) Oral Spray - In June 2006, we submitted our new drug application, or NDA, for Zensana for the prevention of chemotherapy-induced, radiation-induced and post-operative nausea and vomiting, referred to as CINV, RINV and PONV, respectively, under Section 505(b)(2) of the Food, Drug and Cosmetic Act, or FDCA, a form of registration that relies, at least in part, on data in previously approved NDAs for which we do not have a right of reference or published literature or both. While our NDA was pending with the FDA, long-term stability studies revealed small amounts of precipitated material in scale-up batches of Zensana. Through further investigation, we determined that the precipitation was caused by an issue with the original formulation, and was not related to the manufacturing process. As a result, we withdrew our NDA without prejudice in March 2007. Since then, we have developed an alternate formulation, which is currently under active investigation. On July 31, 2007, we expect to enter into a definitive agreement providing for the sublicense all of our rights to develop and commercialize Zensana to Par Pharmaceutical, Inc. See “—Recent Developments.”

Recent Developments

On July 31, 2007, contemporaneous with the sale of the shares offered hereby, we will enter into a Product Development and Commercialization Sublicense Agreement, or Sublicense Agreement, with Par Pharmaceutical, Inc. and NovaDel Pharma, Inc., pursuant to which we will grant to Par and its affiliates, and NovaDel Pharma, Inc. as our licensor will consent to such grant, a royalty-bearing exclusive right and license to develop and commercialize within the United States and Canada NovaDel’s lingual spray version of ondansetron. We acquired our rights to develop and commercialize Zensana pursuant to an October 2004 license agreement with NovaDel, referred to as the License Agreement, and have been developing Zensana since that time for the treatment and prevention of CINV, RINV and PONV.

As additional consideration for the sublicense, following regulatory approval of Zensana, the Sublicense Agreement will require Par to pay to us an additional one-time payment of $6,000,000, as well as up to an additional aggregate of $44,000,000 in development and commercialization milestone payments based upon actual net sales of Zensana in the United States and Canada. We also will be entitled to royalty payments based on net sales of Zensana by Par or any of its affiliates in such territory, however, the amount of such royalty payments is equal to the same amount of royalties that we will owe NovaDel under the License Agreement, except to the extent that aggregate net sales of Zensana exceed a specified amount in the first 5 years following FDA approval of an NDA, in which case the royalty rate to us increases beyond our royalty obligation to NovaDel.

Under the Sublicense Agreement, NovaDel will retain ownership of all intellectual property rights in its licensed technology, including any improvements made by either us or Par. NovaDel also will retain control over prosecution and enforcement of such intellectual property rights, subject to Par’s right to be kept informed and to provide input for NovaDel’s consideration regarding such efforts.

Each party will agree to indemnify the others for its own breach of the Sublicense Agreement, negligence or willful acts or omissions of such party or its affiliates. Par will also agree to indemnify us and NovaDel for any third party claim arising out of Par’s use of NovaDel’s licensed technology or exploitation of the licensed product in the territory, except to the extent such claims are within the scope of our and NovaDel’s respective indemnity obligations.

The term of the Sublicense Agreement will extend until the later of the expiration of the last to expire patent covered by the License Agreement that includes at least one valid claim, or 20 years from the date of the Sublicense Agreement. The Sublicense Agreement will also provide that Par may terminate the agreement earlier in the event Hana shall become bankrupt, initiates a bankruptcy or similar proceeding, or is the subject of an involuntary bankruptcy or similar proceeding that is not dismissed within 60 days. Par will also have the right to terminate the Sublicense Agreement, upon 30 days’ notice and an opportunity to cure, in the event Hana commits a material breach of the agreement, and may also terminate the agreement for any reason upon 90 days’ notice. NovaDel will also have the right to terminate the Sublicense Agreement upon 30 days’ notice and an opportunity to cure in the event either we or Par commits a material breach of their respective obligations to NovaDel. Upon 30 days’ notice and an opportunity to cure, we will also have the right to terminate the Sublicense Agreement in the event Par commits a material breach of the agreement.

In order to give effect to and accommodate terms of the Sublicense Agreement, we and NovaDel will also amend and restate the License Agreement, which we refer to as the Amended and the Restated License Agreement. The primary modifications to the Amended and Restated License Agreement will be as follows:

•
We will relinquish our right under the original License Agreement to reduced royalty rates to NovaDel until such time as we recovered one-half of our costs and expenses incurred in developing Zensana from our sales of Zensana or payments or other fees from a sublicensee;

•	NovaDel will surrender for cancellation all 73,121 shares of our common stock that it acquired upon the execution of the original License Agreement;

•	We will have the right, but not the obligation, to exploit the licensed product in Canada;

•	We or our sublicensee must consummate the first commercial sale of the licensed product within 9 months of regulatory approval by the FDA of such product; and

•	If the Sublicense Agreement is terminated, we may elect to undertake further development of Zensana.

Corporate Information

We were incorporated under Delaware law in December 2002. Our executive offices are located at 7000 Shoreline Court, Suite 370, South San Francisco, California 94080. Our telephone number if (650) 588-6405 and our Internet address is www.hanabiosciences.com. Information contained in or accessible through our website does not constitute a part of this prospectus supplement.

Zensana™, Alocrest™, and Talvesta™ are our trademarks for our ondansetron oral spray, optisomal vinorelbine and talotrexin product candidates. OPTISOME™ is our trademark for our optisomal nanopartical technology. We have applied for registration for our Zensana, Alocrest, Talvesta and OPTISOME trademarks and for our Hana Biosciences logo in the United States. Marqibo® is our U.S. registered trademark. All other trademarks and tradenames mentioned in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	2,500,000 shares

Common stock to be outstanding after the offering (1)	31,795,117 shares

Use of proceeds
We intend to use the net proceeds of this offering to fund efforts necessary to fund clinical and preclinical development of our product candidates, and for general corporate purposes and working capital. We may also use a portion of our net proceeds to in-license or otherwise acquire additional product candidates. See “Use of Proceeds.”

Nasdaq Global Market symbol	HNAB

__________________

(1)	The number of shares of our common stock to be outstanding after the offering is based 29,295,117 shares of common stock outstanding as of March 31, 2007 and does not include, as of such date:

•	5,217,916 shares of common stock issuable upon the exercise of outstanding stock options under our employee stock option plans with a weighted average exercise price of $4.32 per share;

•	387,696 shares issuable upon previously granted but unvested restricted stock awards;

•
112,493 shares of common stock available for future issuance under our employee stock option plans, plus an additional 3,000,000 shares approved for issuance under such plans at our June 2007 annual meeting;

•	738,578 shares of common stock available for future issuance under our employee stock purchase plan; and

•	2,015,901 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $3.41 per share.

RISK FACTORS

Investment in our common stock involves significant risk. You should carefully consider the information described in the following risk factors, together with the other information appearing elsewhere in this report, before making an investment decision regarding our common stock. If any of these risks actually occur, our business, financial conditions, results of operation and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or a part of your investment in our common stock. Moreover, the risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business, operating results, prospects or financial condition.

Risks Related to Our Business

We are a development stage company with a limited operating history and may not be able to commercialize any products, generate significant revenues or attain profitability.

We are a development stage company with a limited operating history. We have never generated revenue and have incurred significant net losses in each year since our inception. We expect to incur substantial losses and negative cash flow from operations for the foreseeable future, and we may never achieve or maintain profitability. For the year ended December 31, 2006, we had net losses of $44.8 million. From our inception in December 2002 through March 31, 2007, we have incurred an aggregate net loss of $71.1 million.

We expect our cash requirements to increase substantially in the foreseeable future as we:

•	continue to undertake preclinical development and, if and when permitted by appropriate regulatory agencies, clinical trials for our current and any new product candidates;

•	seek regulatory approvals for our product candidates at the appropriate time in the future;

•	implement additional internal systems and infrastructure;

•	seek to acquire additional technologies to develop; and

•	hire additional personnel.

We expect to incur losses for the foreseeable future as we fund our operations and capital expenditures. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. Even if we succeed in developing and commercializing one or more of our product candidates, which success is not assured, we may not be able to generate significant revenues. Even if we do generate significant revenues, we may never achieve or maintain profitability. Our failure to achieve or maintain profitability could negatively impact the trading price of our common stock.

We may need to raise additional capital to fund our operations. If we are unable to raise additional capital when needed, we may have to discontinue our product development programs or relinquish our rights to some or all of our product candidates. The manner in which we raise any additional funds may affect the value of your investment in our common stock.

We expect to incur losses at least until we can successfully commercialize one or more of our product candidates. We expect that we will require additional financing to fund our development programs and to expand our infrastructure and commercialization activities. Net cash used in operating activities was $20.5 million in the year ended December 31, 2006 and $7.4 million for the quarter ended March 31, 2007. Together with our existing cash, cash equivalents and available for sale securities, we expect that the net proceeds from this offering will be sufficient to fund our operations into 2008. Accordingly, we will need additional capital to fund our operations beyond such point. If we fail to obtain the necessary financing, we will not be able to fund our operations. We have no committed sources of additional capital. We do not know whether additional financing will be available on terms favorable to us when needed, if at all. If we fail to advance our current product candidates to later stage clinical trials, successfully commercialize Marqibo or acquire new product candidates for development, we will have difficulty obtaining additional financing. Our future capital requirements depend on many factors, including:

•	costs associated with conducting preclinical and clinical testing;

•	costs associated with commercializing our lead programs, including establishing sales and marketing functions;

•	costs of establishing arrangements for manufacturing our product candidates;

•	costs of acquiring new drug candidates;

•	payments required under our current and any future license agreements and collaborations;

•	costs, timing and outcome of regulatory reviews;

•	costs of obtaining, maintaining and defending patents on our product candidates; and

•	costs of increased general and administrative expenses.

To the extent that we raise additional capital by issuing equity securities, our stockholders may experience dilution. We may grant future investors rights superior to those of our current stockholders. If we raise additional funds through collaborations and licensing arrangements, it may be necessary to relinquish some rights to our technologies, product candidates or products, or grant licenses on terms that are not favorable to us. If we raise additional funds by incurring debt, we could incur significant interest expense and become subject to covenants in the related transaction documentation that could affect the manner in which we conduct our business.

If we fail to acquire and develop other product candidates we may be unable to grow our business.

We intend to acquire rights to develop and commercialize additional product candidates. Because we currently neither have nor intend to establish internal research capabilities, we are dependent upon pharmaceutical and biotechnology companies and academic and other researchers to sell or license us their product candidates. The success of our strategy depends upon our ability to identify, select and acquire pharmaceutical product candidates.

Proposing, negotiating and implementing an economically viable product acquisition or license is a lengthy and complex process. We compete for partnering arrangements and license agreements with pharmaceutical, biopharmaceutical and biotechnology companies, many of which have significantly more experience than us and have significantly more financial resources than we do. Our competitors may have stronger relationships with certain third parties with whom we are interested in partnering, such as academic research institutions, and may, therefore, have a competitive advantage in entering into partnering arrangements with those third parties. We may not be able to acquire rights to additional product candidates on terms that we find acceptable, or at all.

We expect that any product candidate to which we acquire rights will require significant additional development and other efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities. All product candidates are subject to the risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe or effective for approval by regulatory authorities. Even if our product candidates are approved, they may not be manufactured or produced economically or commercialized successfully.

If we are unable to successfully manage our growth, our business may be harmed.

In the future, if we are able to advance our product candidates to the point of, and thereafter through, clinical trials, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities. Any future growth will place a significant strain on our management and on our administrative, operational and financial resources. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. We are actively evaluating additional product candidates to acquire for development. Such additional product candidates, if any, could significantly increase our capital requirements and place further strain on the time of our existing personnel, which may delay or otherwise adversely affect the development of our existing product candidates. We must manage our development efforts and clinical trials effectively, and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing Hana.

We rely on key executive officers and their experience and knowledge of our business would be difficult to replace in the event any of them left Hana.

We are highly dependent on Mark Ahn, our president and chief executive officer, Fred Vitale, our vice president and chief business officer, Steven Deitcher, our executive vice president, development and chief medical officer, and John Iparraguirre, our vice president and chief financial officer. Dr. Ahn’s, Mr. Vitale’s, Dr. Deitcher’s and Mr. Iparraguirre’s employment are governed by written employment agreements, each of which have terms that expire in November 2008. Dr. Ahn, Mr. Vitale, Dr. Deitcher and Mr. Iparraguirre may terminate their employment with us at any time, subject, however, to certain non-solicitation covenants. The loss of the technical knowledge and management and industry expertise that would result in the event Dr. Ahn left Hana could result in delays in the development of our product candidates, and divert management resources. The loss of Mr. Vitale could impair our ability to expand our product development pipeline and commercialize our product candidates, which may harm our business prospects. The loss of Dr. Deitcher could impair our ability to initiate new and sustain existing clinical trials, as well as identify potential product candidates. The loss of Mr. Iparraguirre could impair our ability to obtain additional financing and to accurately and timely file our periodic and other reports with the SEC. We do not carry “key person” life insurance for any of our officers or key employees.

Our ability to realize any of the milestones and royalties payable under our Sublicense Agreement with Par is substantially dependent on Par’s ability to successfully develop and obtain FDA approval of Zensana.

Our ability to realize any of the contingent milestones and other consideration under our Sublicense Agreement with Par is subject to Par’s ability to successfully develop and commercialize Zensana. Under the terms of the Sublicense Agreement, Par has responsibility for the development of Zensana. If the current formulation of Zensana proves to be scaleable, Par will need to reestablish bioequivalency through new clinical trials. Even if these studies are successful, Par may not be in a position to file an NDA until 2009 or later. If Par’s development of Zensana is not successful, we will be unable to commercialize Zensna. Since we have no products available for sale, the failure to commercialize Zensana may significantly harm our business.

If we are unable to hire additional qualified personnel, our ability to grow our business may be harmed.

We will need to hire additional qualified personnel with expertise in preclinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals, particularly in the San Francisco Bay Area where we are headquartered, is intense, and we cannot be certain that our search for such personnel will be successful. Our ability to attract and retain qualified personnel is critical to our success.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.

The testing and marketing of pharmaceutical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates, if approved. Even successful defense would require significant financial and management resources. Regardless of the merit or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	withdrawal of prior governmental approvals;

•	costs of related litigation;

•	substantial monetary awards to patients;

•	product recalls;

•	loss of revenue; and

•	the inability to commercialize our product candidates.

Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with collaborators. We currently do not carry product liability insurance but instead maintain a $10 million clinical trial insurance policy for our ongoing clinical trials of our product candidates. Even if our agreements with any future collaborators entitle us to indemnification against damages from product liability claims, such indemnification may not be available or adequate should any claim arise.

Risks Related to the Clinical Testing, Regulatory Approval and Manufacturing of Our Product Candidates

If we are unable to obtain regulatory approval to sell our lead product candidate, Marqibo, or any of our other product candidates, our business will suffer.

 In May 2006, we licensed Marqibo from Inex, which was succeeded by Tekmira Pharmaceuticals Corp. in April 2007. Marqibo is not currently permitted to be commercially used. Inex submitted an NDA pursuant to Section 505(b)(2) for accelerated marketing approval of Marqibo primarily based upon a single arm, Phase II clinical trial, which was reviewed by the FDA in 2004 and 2005. In January 2005, the FDA issued a not approvable letter to Inex for the Marqibo NDA for the treatment of patients with relapsed refractory NHL previously treated with at least two chemotherapy regimens. The FDA’s not approvable letter cited a variety of reasons for not approving the NDA, including the following:

•	The information presented by Inex was inadequate and contained clinical deficiencies;

•	The information presented by Inex failed to provide evidence of an effect on a surrogate that is reasonably likely to predict clinical benefit;

•	The information presented by Inex contained chemistry, manufacturing and control deficiencies;

•	A supportive study in NHL patients and ALL patients was not well conducted or well controlled; and

•	The information presented by Inex did not demonstrate an improvement over available therapy.

In rejecting the NDA, the FDA recommended that, if Inex planned to pursue development of Marqibo for the treatment of relapsed refractory NHL, Inex should conduct additional studies, including but not limited to randomized controlled studies comparing Marqibo to other chemotherapy regimens. Even if such studies are successfully performed, Marqibo may not receive FDA approval.

With respect to Marqibo and any of our other product candidates, additional FDA regulatory risks exist which may prevent FDA approval of these drug candidates and thereby prevent their commercial use. Additionally, if Marqibo or any of our product candidates are approved by the FDA, such approval may be withdrawn by the FDA for a variety of reasons, including:

•	that clinical or other experience, tests, or other scientific data show that the drug is unsafe for use;

•
that new evidence of clinical experience or evidence from new tests, evaluated together with the evidence available to the FDA when the NDA was approved, shows that the drug is not shown to be safe for use under the approved conditions of use;

•
that on the basis of new information presented to the FDA, there is a lack of substantial evidence that the drug will have the effect it purports or is represented to have under the approved conditions of use;

•	that an NDA contains any untrue statement of a material fact; or

•
for a drug approved under FDA’s accelerated approval regulations or as a fast track drug, if any required post-approval study is not conducted with due diligence or if such study fails to verify the clinical benefit of the drug.

Other regulatory risks may arise as a result of a change in applicable law or regulation or the interpretation thereof, and may result in material modification or withdrawal of prior FDA approvals.

Many of our product candidates are in early stages of clinical trials, which are very expensive and time-consuming. Any failure or delay in completing clinical trials for our product candidates could harm our business.

Other than Marqibo, the other product candidates that we are developing, Alocrest, Talvesta, sphingosome encapsulated topotecan, and topical menadione, are in early stages of development and will require extensive clinical and other testing and analysis before we will be in a position to consider seeking FDA approval to sell such product candidates. In addition to the risks set forth above for Marqibo, which also apply to Alocrest, sphingosome encapsulated topotecan, Talvesta and topical menadione, these product candidates also have additional risks as each is in an earlier stage of development and review.

Conducting clinical trials is a lengthy, time consuming and very expensive process and the results are inherently uncertain. The duration of clinical trials can vary substantially according to the type, complexity, novelty and intended use of the product candidate. We estimate that clinical trials of our product candidates will take at least several years to complete. The completion of clinical trials for our product candidates may be delayed or prevented by many factors, including:

•	delays in patient enrollment, and variability in the number and types of patients available for clinical trials;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	poor effectiveness of product candidates during clinical trials;

•	safety issues, side effects, or other adverse events;

•	results that do not demonstrate the safety or effectiveness of the product candidates;

•	governmental or regulatory delays and changes in regulatory requirements, policy and guidelines; and

•	varying interpretation of data by the FDA.

In conducting clinical trials, we may fail to establish the effectiveness of a compound for the targeted indication or discover that it is unsafe due to unforeseen side effects or other reasons. Even if our clinical trials are commenced and completed as planned, their results may not support our product candidate claims. Further, failure of product candidate development can occur at any stage of the clinical trials, or even thereafter, and we could encounter problems that cause us to abandon or repeat clinical trials. These problems could interrupt, delay or halt clinical trials for our product candidates and could result in FDA, or other regulatory authorities, delaying approval of our product candidates for any or all indications. The results from preclinical testing and prior clinical trials may not be predictive of results obtained in later or other larger clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in clinical trials, even in advanced clinical trials after showing promising results in earlier clinical trials. Our failure to adequately demonstrate the safety and effectiveness of any of our product candidates will prevent us from receiving regulatory approval to market these product candidates and will negatively impact our business.

In addition, we or the FDA may suspend or curtail our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in the conduct of these clinical trials or in the composition, manufacture or administration of the product candidates. Accordingly, we cannot predict with any certainty when or if we will ever be in a position to submit an NDA for any of our product candidates, or whether any such NDA would ever be approved.

If we do not obtain the necessary U.S. or foreign regulatory approvals to commercialize our product candidates, we will not be able to market and sell our product candidates.

None of our product candidates have been approved for commercial sale in any country. FDA approval is required to commercialize all of our product candidates in the United States and approvals from the FDA equivalent regulatory authorities are required in foreign jurisdictions in order to commercialize our product candidates in those jurisdictions. We possess world-wide rights to develop and commercialize Marqibo and our other product candidates.

In order to obtain FDA approval of any of our product candidates, we must submit to the FDA an NDA, demonstrating that the product candidate is safe for humans and effective for its intended use and otherwise meets the requirements of existing laws and regulations governing new drugs. This demonstration requires significant research and animal tests, which are referred to as preclinical studies, and human tests, which are referred to as clinical trials, as well as additional information and studies. Satisfaction of the FDA’s regulatory requirements typically takes many years, depending on the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing as well as for other purposes. To date, none of our product candidates has been approved for sale in the United States or in any foreign market. We cannot predict whether our research and clinical approaches will result in drugs that the FDA considers safe for humans and effective for indicated uses. Historically, only a small percentage of all drug candidates that start clinical trials are eventually approved by the FDA for sale. After clinical trials are completed, the FDA has substantial discretion in the drug approval process and may require us to conduct additional preclinical and clinical testing or to perform post-marketing studies. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:

•	delay or prevent commercialization of, and our ability to derive product revenues from, our product candidates;

•	impose costly procedures on us;

•	reduce the potential prices we may be able to charge for our product candidates, assuming they are approved for sale; and

•	diminish any competitive advantages that we may otherwise enjoy.

Even if we comply with all FDA requests, the FDA may ultimately reject one or more of our NDAs. We cannot be sure that we will ever obtain regulatory approval for any of our product candidates. Additionally, a change in applicable law or regulation, or the interpretation thereof, may result in material modification or withdrawal of prior FDA approvals.

Failure to obtain FDA approval of any of our product candidates will severely undermine our business by reducing our number of saleable products and, therefore, corresponding product revenues. If we do not complete clinical trials and obtain regulatory approval for a product candidate, we will not be able to recover any of the substantial costs invested by us in the development of the product candidate.

In foreign jurisdictions, we must receive approval from the appropriate regulatory authorities before we can commercialize our drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. We cannot assure you that we will receive the approvals necessary to commercialize any of our product candidates for sale outside the United States.

Our competitive position may be harmed if a competitor obtains orphan drug designation and approval for the treatment of ALL for a clinically superior drug.

Orphan drug designation is an important element of our competitive strategy because the latest of our licensors’ patents for Talvesta expires in 2023. In 2007, the FDA approved our application for orphan drug designation for the use of Marqibo in treating adult ALL. The company that obtains the first FDA approval for a designated orphan drug for a rare disease generally receives marketing exclusivity for use of that drug for the designated condition for a period of seven years. However, even though we obtained orphan drug status for Marqiboin the treatment of adult ALL, the FDA may permit other companies to market a drug for the same designated and approved condition during our period of orphan drug exclusivity if it can be demonstrated that the drug is clinically superior to our drug. This could create a more competitive market for us.

Even if we obtain regulatory approvals for our products, the terms of approvals and ongoing monitoring and regulation of our products may limit how we manufacture and market our products, which could materially impair our ability to generate revenue.

Even if regulatory approval is granted in the United States or in a foreign country, the approved product and its manufacturer, as well as others involved in the manufacturing and packaging process, remain subject to continual regulatory review and monitoring. Any regulatory approval that we receive for a product candidate may be subject to limitations on the indicated uses for which the product may be marketed, or include requirements for potentially costly post-approval clinical trials. In addition, if the FDA and/or foreign regulatory agencies approve any of our product candidates, the labeling, packaging, storage, advertising, promotion, recordkeeping and submission of safety and other post-marketing information on the product will be subject to extensive regulatory requirements which may change over time. We and the manufacturers of our products, their ingredients, and many aspects of the packaging are also required to comply with current good manufacturing practice regulations, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Further, regulatory agencies must approve these manufacturing facilities before they can be used to manufacture our products or their ingredients or certain packagings, and these facilities are subject to ongoing regulatory inspection. Discovery of problems with a product or manufacturer may result in restrictions or sanctions with respect to the product, manufacturer and relevant manufacturing facility, including withdrawal of the product from the market. If we fail to comply with the regulatory requirements of the FDA and other applicable foreign regulatory authorities, or if problems with our products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions, including:

•	restrictions on the products, manufacturers or manufacturing process;

•	warning letters or untitled letters;

•	civil or criminal penalties or fines;

•	injunctions;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production and/or sale; and

•	refusal to approve pending applications for marketing approval of new drugs or supplements to approved applications.

In order to market any products outside of the United States, we must establish and comply with the numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. Regulatory approval in one country does not ensure regulatory approval in another, but failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others.

Because we are dependent on clinical research institutions and other contractors for clinical testing and for research and development activities, the results of our clinical trials and such research activities are, to a certain extent, beyond our control.

We depend upon independent investigators and collaborators, such as universities and medical institutions, to conduct our preclinical and clinical trials under agreements with us. These parties are not our employees and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us. If our collaborators assist our competitors at our expense, our competitive position would be harmed.

Our reliance on third parties to formulate and manufacture our product candidates exposes us to a number of risks that may delay the development, regulatory approval and commercialization of our products or result in higher product costs.

We have no experience in drug formulation or manufacturing and do not intend to establish our own manufacturing facilities. We lack the resources and expertise to formulate or manufacture our own product candidates. We contract with one or more manufacturers to manufacture, supply, store and distribute drug supplies for our clinical trials. If any of our product candidates receive FDA approval, we will rely on one or more third-party contractors to manufacture our drugs. Our anticipated future reliance on a limited number of third-party manufacturers exposes us to the following risks:

•
We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

•	Our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical and/or commercial needs, if any.

•
Our future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

•
Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards, but we will be ultimately responsible for any of their failures.

•
If any third-party manufacturer makes improvements in the manufacturing process for our products, we may not own, or may have to share, the intellectual property rights to the innovation. This may prohibit us from seeking alternative or additional manufacturers for our products.

Each of these risks could delay our clinical trials, the approval, if any, of our product candidates by the FDA, or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenues.

Risks Related to Our Ability to Commercialize Our Product Candidates

Our success depends substantially on Marqibo, which is still under development and requires further regulatory approvals. If we are unable to commercialize Marqibo, or experience significant delays in doing so, our ability to generate product revenue and our likelihood of success will be diminished.

We intend to commence a multi-center, multi-national Phase 2 trial of Marqibo in adult patients with relapsed ALL. We also plan to conduct a Phase 3 first-line clinical trial in newly-diagnosed, elderly adults with Philadelphia chromosome-negative ALL. In addition, we are planning a single-center pilot Phase 2 clinical trial of Marqibo in patients with metastatic malignant uveal melanoma. See “Summary - Our Product Candidates.” A significant portion of our time and financial resources for at least the next twelve months will be used in the development of our Marqibo program. We anticipate that our ability to generate revenues in the near term will depend solely on the successful development, regulatory approval and commercialization of Marqibo.

All of our other product candidates are in the very early stages of development. Any of our product candidates could be unsuccessful if they:

•	do not demonstrate acceptable safety and efficacy in preclinical studies or clinical trials or otherwise do not meet applicable regulatory standards for approval;

•	do not offer therapeutic or other improvements over existing or future therapies used to treat the same conditions;

•	are not capable of being produced in commercial quantities at acceptable costs or pursuant to applicable rules and regulations; or

•	are not accepted in the medical community and by third-party payors.

If we are unable to commercialize our product candidates, we will not generate product revenues. The results of our clinical trials to date do not provide assurance that acceptable efficacy or safety will be shown.

If we are unable either to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will be unable to commercialize our product candidates successfully.

We currently have no sales, marketing or distribution capabilities. To commercialize our product candidates, we must either develop internal sales, marketing and distribution capabilities, which will be expensive and time consuming, or make arrangements with third parties to perform these services. If we decide to market any of our products directly, we must commit financial and managerial resources to develop marketing capabilities and a sales force with technical expertise and with supporting distribution capabilities. Other factors that may inhibit our efforts to commercialize our product candidates, if approved, directly and without strategic partners include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we are not able to partner with a third party and are not successful in recruiting sales and marketing personnel or in building a sales and marketing infrastructure, we will have difficulty commercializing our product candidates, which would harm our business. If we rely on pharmaceutical or biotechnology companies with established distribution systems to market our products, we will need to establish and maintain partnership arrangements, and we may not be able to enter into these arrangements on acceptable terms or at all. To the extent that we enter into co-promotion or other arrangements, any revenues we receive will depend upon the efforts of third parties which may not be successful and which will be only partially in our control. Our product revenues would likely be lower than if we marketed and sold our products directly.

The terms of our license agreements relating to intellectual property ownership rights may make it more difficult for us to establish collaborations for the development and commercialization of our product candidates.

The terms of our license agreements obligate us to include intellectual property assignment provisions in any sublicenses or collaboration agreements that may be unacceptable to our potential sublicensees and partners. These terms may impede our ability to enter into partnerships for some of our existing product candidates. Under our license agreement with Inex, Inex, either alone or jointly with M.D. Anderson Cancer Center, will be the owner of patents and patent applications claiming priority to certain patents licensed to us, and we not only have an obligation to assign to Inex our rights to inventions covered by such patents or patent applications, but also, when negotiating any joint venture, collaborative research, development, commercialization or other agreement with a third party, to require such third party to do the same. Our license agreement with Elan Pharmaceuticals, Inc., or Elan, relating to Marqibo, provides that Elan will own all improvements to the licensed patents or licensed know-how made by us or any of our sublicensees. Potential collaboration and commercialization partners for these product candidates may not agree to such intellectual property ownership requirements and therefore not elect to partner with us for these product candidates.

If physicians and patients do not accept and use our product candidates, our ability to generate revenue from sales of our products will be materially impaired.

Even if the FDA approves any of our product candidates, if physicians and patients do not accept and use them, our business will be adversely affected. Acceptance and use of our products will depend upon a number of factors including:

•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drugs;

•	pharmacological benefit and cost-effectiveness of our products relative to competing products;

•	availability of reimbursement for our products from government or other healthcare payors;

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any; and

•	the price at which we sell our products.

Adequate coverage and reimbursement may not be available for our product candidates, which could diminish our sales or affect our ability to sell our products profitably.

Market acceptance and sales of our product candidates will depend in significant part on the levels at which government payors and other third-party payors, such as private health insurers and health maintenance organizations, cover and pay for our products. We cannot provide any assurances that third-party payors will provide adequate coverage of and reimbursement for any of our product candidates. If we are unable to obtain adequate coverage of and payment levels for our product candidates from third-party payors, physicians may limit how much or under what circumstances they will prescribe or administer them and patients may decline to purchase them. This in turn could affect our ability to successfully commercialize our products and impact our profitability and future success.

In both the U.S. and certain foreign jurisdictions, there have been a number of legislative and regulatory policies and proposals in recent years to change the healthcare system in ways that could impact our ability to sell our products profitably. On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or the MMA, which contains, among other changes to the law, a wide variety of changes that impact Medicare reimbursement of pharmaceuticals to physicians and hospitals. The MMA requires that, as of January 1, 2005, payment rates for most drugs covered under Medicare Part B, including drugs furnished incident to physicians’ services, are to be based on manufacturer’s average sales price, or ASP, of the product. Implementation of the ASP payment methodology for drugs furnished in physician’s offices generally resulted in reduced payments in 2005, and could result in lower payment rates for drugs in the future.

The MMA requires that, beginning in 2006, payment amounts for most drugs administered in physician offices are to be based on either ASP or on amounts bid by vendors under the Competitive Acquisition Program, or CAP. Under the CAP, physicians who administer drugs in their offices will be offered an option to acquire drugs covered under the Medicare Part B benefit from vendors that are selected in a competitive bidding process. Winning vendors would be selected based on criteria that include their bid prices. Implementation of the CAP has been delayed until at least July 2006. Implementation of the ASP payment methodology and the CAP could negatively impact our ability to sell our product candidates.

The MMA also revised the method by which Medicare pays for many drugs administered in hospital outpatient departments beginning in 2005. In addition, the Centers for Medicare & Medicaid Services, or CMS, which administers the Medicare program, published a proposed rule on payment amounts for drugs administered in hospital outpatient departments for 2006. As a result of the changes in the MMA and, if the methods suggested by CMS in the proposed 2006 rule are implemented, certain newly introduced drugs administered in hospital outpatient departments, which we believe would include our therapeutics and supportive care product candidates, will generally be reimbursed under an ASP payment methodology, except that during a short introductory period in which drugs have not been assigned a billing code a higher payment rate is applicable. As in the case of physician offices, implementation of the ASP payment methodology in the hospital outpatient department could negatively impact our ability to sell our product candidates.

The MMA created a new, voluntary prescription drug benefit for Medicare beneficiaries, Medicare Part D, which took effect in 2006. Medicare Part D is a new type of coverage that allows for payment for certain prescription drugs not covered under Part B. This new benefit will be offered by private managed care organizations and freestanding prescription drug plans, which, subject to review and approval by CMS, may, and are expected to, establish drug formularies and other drug utilization management controls based in part on the price at which they can obtain the drugs involved. The drugs that will be covered in each therapeutic category and class on the formularies of participating Part D plans may be limited, and obtaining favorable treatment on formularies and with respect to utilization management controls may affect the prices we can obtain for our products. If our product candidates are not placed on such formularies, or are subject to utilization management controls, this could negatively impact our ability to sell them. It is difficult to predict which of our candidate products will be placed on the formularies or subjected to utilization management controls and the impact that the Part D program, and the MMA generally, will have on us.

There also likely will continue to be legislative and regulatory proposals that could bring about significant changes in the healthcare industry. We cannot predict what form those changes might take or the impact on our business of any legislation or regulations that may be adopted in the future. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.

In addition, in many foreign countries, particularly the countries of the European Union, the pricing of prescription drugs is subject to government control. We may face competition for our product candidates from lower priced products in foreign countries that have placed price controls on pharmaceutical products. In addition, there may be importation of foreign products that compete with our own products which could negatively impact our profitability.

If we cannot compete successfully for market share against other drug companies, we may not achieve sufficient product revenues and our business will suffer.

The market for our product candidates is characterized by intense competition and rapid technological advances. If our product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. If approved, Marqibo will compete with unencapsulated vincristine, which is generic, other cytotoxic agents such as antimetabolites, alkylating agents, cytotoxic antibiotics, vinca alkyloids, platinum compounds and taxanes, and other cytotoxic agents that use different encapsulation technologies. If approved, Talvesta will compete with existing antifolate therapies currently being sold by Pfizer, Inc. (trimetrexate), Eli Lilly & Co. (pemetrexed) and Novartis AG (edatrexate). These or other future competing products and product candidates may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or may offer comparable performance at a lower cost. If our products fail to capture and maintain market share, we may not achieve sufficient product revenues and our business will suffer.

We will compete against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in:

•	developing drugs;

•	undertaking preclinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of drugs;

•	formulating and manufacturing drugs; and

•	launching, marketing and selling drugs.

 Developments by competitors may render our products or technologies obsolete or non-competitive.

Companies that currently sell both generic and proprietary compounds for the treatment of cancer include, among others, Pfizer, Inc. (trimetrexate), Eli Lilly & Co. (pemetrexed), Novartis AG (edatrexate), and Allos Therapeutics, Inc. (PDX). Alternative technologies are being developed to treat cancer and immunological disease, several of which are in advanced clinical trials. In addition, companies pursuing different but related fields represent substantial competition. Many of these organizations have substantially greater capital resources, larger research and development staffs and facilities, longer drug development history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to attract qualified personnel, parties for acquisitions, joint ventures or other collaborations.

Risks Related to Our Intellectual Property

If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish.

Our success, competitive position and future revenues will depend in large part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties.

We have licensed from third parties rights to numerous issued patents and patent applications. To date, through our license agreements for Marqibo, Alocrest, optisomal topotecan, Talvesta and topical menadione, we hold certain exclusive patent rights, including rights under U.S. patents and U.S. patent applications. We also have patent rights to applications pending in several foreign jurisdictions. We have filed and anticipate filing additional patent applications both in the United States and internationally, as appropriate.

The rights to product candidates that we acquire from licensors or collaborators are protected by patents and proprietary rights owned by them, and we rely on the patent protection and rights established or acquired by them. We generally do not unilaterally control, or do not control at all, the prosecution of patent applications licensed from third parties. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we may exercise over internally developed intellectual property. In particular, NovaDel, which licensed us Zensana, has the sole right to file, prosecute and maintain patent applications, patents and trademarks relating to the Zensana product, and we only have the right to comment on such filings and the rights to patent filing, prosecution and maintenance if NovaDel elects not to do so in a certain country.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Even if we are able to obtain patents, any patent may be challenged, invalidated, held unenforceable or circumvented. The existence of a patent will not necessarily protect us from competition. Competitors may successfully challenge our patents, produce similar drugs or products that do not infringe our patents or produce drugs in countries where we have not applied for patent protection or that do not respect our patents. Under our license agreements, we generally do not unilaterally control, or do not control at all, the enforcement of the licensed patents or the defense of third party suits of infringement or invalidity.

Furthermore, if we become involved in any patent litigation, interference or other administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be significantly diverted. As a result of such litigation or proceedings we could lose our proprietary position and be restricted or prevented from developing, manufacturing and selling the affected products, incur significant damage awards, including punitive damages, or be required to seek third-party licenses that may not be available on commercially acceptable terms, if at all.

The degree of future protection for our proprietary rights is uncertain in part because legal means afford only limited protection and may not adequately protect our rights, and we will not be able to ensure that:

•	we or our licensors or collaborators were the first to make the inventions described in patent applications;

•	we or our licensors or collaborators were the first to file patent applications for inventions;

•	others will not independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	any of our pending patent applications will result in issued patents;

•	any patents licensed or issued to us will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties;

•	we will ultimately be able to enforce our owned or licensed patent rights pertaining to our products;

•	any patents licensed or issued to us will not be challenged, invalidated, held unenforceable or circumvented;

•	we will develop or license proprietary technologies that are patentable; or

•	the patents of others will not have an adverse effect on our ability to do business.

Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our licensors and contractors. To help protect our proprietary know-how and our inventions for which patents may be unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements. To this end, we require all of our employees to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

Our license agreements relating to our product candidates may be terminated in the event we commit a material breach, the result of which would harm our business and future prospects.

Our license agreements relating to Talvesta and Zensana are subject to termination by our licensors in the event we materially breach those agreements. With respect to the Talvesta license, Dana-Farber Cancer Institute, Inc. and Ash Stevens, Inc. may terminate the agreement, after giving us notice and an opportunity to cure, if we commit a material breach, including failing to make a scheduled milestone or other payment when due, failing to meet our diligence obligations, ceasing to carry on our business with respect to the licensed products, or being convicted of a felony relating to the manufacture, use, sale or importation of the licensed products. The agreement also provides that it may be terminated if we become involved in a bankruptcy, insolvency or similar proceeding. Under the Zensana license, NovaDel may terminate our license, after giving us notice and an opportunity to cure, for our material breach or payment default. The license also terminates automatically if we are involved in a bankruptcy. Our license agreement with Albert Einstein College of Medicine, or AECOM, similarly provides that AECOM may terminate the agreement, after providing us with notice and an opportunity to cure, for our material breach or default, upon our bankruptcy.  In the event these license agreements are terminated, we will lose all of our rights to develop and commercialize the applicable product candidate covered by such license, which would harm our business and future prospects.

Our license to Marqibo, Alocrest and sphingosome encapsulated topotecan are governed by a series of transaction agreements which may be individually or collectively terminated, not only by Inex, but also by M.D. Anderson Cancer Center, British Columbia Cancer Agency or University of British Columbia under the underlying agreements governing the license or assignment of technology to Inex. Inex may terminate these agreements for our uncured material breach, for our involvement in a bankruptcy, for our assertion or intention to assert any invalidity challenge on any of the patents licensed to us for these products or for our failure to meet our development or commercialization obligations, including the obligations of continuing to sell each product in all major market countries after its launch. In the event that these agreements are terminated, not only will we lose all rights to these products, we will also have the obligation to transfer all of our data, materials, regulatory filings and all other documentation to our licensor, and our licensor may on its own exploit these products without any compensation to us, regardless of the progress or amount of investment we have made in the products.

Third party claims of intellectual property infringement would require us to spend significant time and money and could prevent us from developing or commercializing our products.

In order to protect or enforce patent rights, we may initiate patent litigation against third parties. Similarly, we may be sued by others. We also may become subject to proceedings conducted in the U.S. Patent and Trademark Office, including interference proceedings to determine the priority of inventions, or reexamination proceedings. In addition, any foreign patents that are granted may become subject to opposition, nullity, or revocation proceedings in foreign jurisdictions having such proceedings opposed by third parties in foreign jurisdictions having opposition proceedings. The defense and prosecution, if necessary, of intellectual property actions are costly and divert technical and management personnel from their normal responsibilities.

No patent can protect its holder from a claim of infringement of another patent. Therefore, our patent position cannot and does not provide any assurance that the commercialization of our products would not infringe the patent rights of another. While we know of no actual or threatened claim of infringement that would be material to us, there can be no assurance that such a claim will not be asserted.

If such a claim is asserted, there can be no assurance that the resolution of the claim would permit us to continue marketing the relevant product on commercially reasonable terms, if at all. We may not have sufficient resources to bring these actions to a successful conclusion. If we do not successfully defend any infringement actions to which we become a party or are unable to have infringed patents declared invalid or unenforceable, we may have to pay substantial monetary damages, which can be tripled if the infringement is deemed willful, or be required to discontinue or significantly delay commercialization and development of the affected products.

Any legal action against us or our collaborators claiming damages and seeking to enjoin developmental or marketing activities relating to affected products could, in addition to subjecting us to potential liability for damages, require us or our collaborators to obtain licenses to continue to develop, manufacture or market the affected products. Such a license may not be available to us on commercially reasonable terms, if at all.

An adverse determination in a proceeding involving our owned or licensed intellectual property may allow entry of generic substitutes for our products.

Risks Related to Our Securities

Our stock price has, and we expect it to continue to, fluctuate significantly, and the value of your investment may decline.

From January 1, 2005 to March 31, 2007, the market price of our common stock has ranged from a high of $12.94 per share to a low of $1.25 per share. The volatile price of our stock makes it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. You might not be able to sell your shares of common stock at or above the offering price due to fluctuations in the market price of the common stock arising from changes in our operating performance or prospects. In addition, the stock markets in general, and the markets for biotechnology and biopharmaceutical companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. A variety of factors may affect our operating performance and performance and cause the market price of our common stock to fluctuate. These include, but are not limited to:

•
announcements by us or our competitors of regulatory developments, clinical trial results, clinical trial enrollment, regulatory filings, product development updates, new products and product launches, significant acquisitions, strategic partnerships or joint ventures;

•	any intellectual property infringement, product liability or any other litigation involving us;

•	developments or disputes concerning patents or other proprietary rights;

•	regulatory developments in the United States and foreign countries;

•	market conditions in the pharmaceutical and biotechnology sectors and issuance of new or changed securities analysts’ reports or recommendations;

•	economic or other crises and other external factors;

•	actual or anticipated period-to-period fluctuations in our revenues and other results of operations;

•	departure of any of our key management personnel; or

•	sales of our common stock.

These and other factors may cause the market price and demand of our common stock to fluctuate substantially, which may limit investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity or value of our common stock.

If our results do not meet analysts’ forecasts and expectations, our stock price could decline.

While research analysts and others have published forecasts as to the amount and timing of our future revenues and earnings, we have stated that we will not be providing any forecasts of the amount and timing of our future revenues and earnings until after two quarters of our sales and marketing efforts. Analysts who cover our business and operations provide valuations regarding our stock price and make recommendations whether to buy, hold or sell our stock. Our stock price may be dependent upon such valuations and recommendations. Analysts’ valuations and recommendations are based primarily on our reported results and their forecasts and expectations concerning our future results regarding, for example, expenses, revenues, clinical trials, regulatory marketing approvals and competition. Our future results are subject to substantial uncertainty, and we may fail to meet or exceed analysts’ forecasts and expectations as a result of a number of factors, including those discussed under the section “Risks Related to Our Business.” If our results do not meet analysts’ forecasts and expectations, our stock price could decline as a result of analysts lowering their valuations and recommendations or otherwise.

This offering will cause dilution in net tangible book value.

Because the price per shares of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the offering price of $2.00 per share, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $1.10 per share in the net tangible book value of the common stock. See “Dilution” at page S-26 of this prospectus supplement for a more detailed discussion of the dilution you will incur in this offering.

We are at risk of securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology companies have experienced greater than average stock price volatility in recent years. If we faced such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Because we do not expect to pay dividends, you will not realize any income from an investment in our common stock unless and until you sell your shares at profit.

We have never paid dividends on our common stock and do not anticipate paying any dividends for the foreseeable future. You should not rely on an investment in our stock if you require dividend income. Further, you will only realize income on an investment in our shares in the event you sell or otherwise dispose of your shares at a price higher than the price you paid for your shares. Such a gain would result only from an increase in the market price of our common stock, which is uncertain and unpredictable.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively or in ways with which you agree.

             Our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase the market price of our common stock.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents that we incorporate by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe” “intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus supplement, the accompanying prospectus or incorporated by reference.

Because the factors discussed in this prospectus or incorporated by reference could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any such forward-looking statements. These statements are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Such risks and uncertainties relate to, among other factors:

•	the development of our product candidates;

•	the regulatory approval of our product candidates;

•	our use of clinical research centers and other contractors;

•	our ability to find collaborative partners for research, development and commercialization of potential products;

•	acceptance of our products by doctors, patients or payors;

•	our ability to market any of our products;

•	our history of operating losses;

•	our ability to compete against other companies and research institutions;

•	our ability to secure adequate protection for our intellectual property;

•	our ability to attract and retain key personnel;

•	availability of reimbursement for our product candidates;

•	the effect of potential strategic transactions on our business;

•	our ability to obtain adequate financing; and

•	the volatility of our stock price.

These and other risks are detailed in this prospectus supplement under the discussion entitled “Risk Factors,” as well as in our reports filed with the SEC from time to time under the Securities Act and the Exchange Act. You are encouraged to read these filings as they are made.

Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock offered by this prospectus will be approximately $4.45 million, after deducting estimated offering expenses payable by us and a $500,000 fee payable to a financial advisor that introduced us to Par in connection with the Sublicense Agreement. We expect to use the net proceeds of this offering, and our existing cash, cash equivalents and marketable securities, as general working capital, including the continued funding of preclinical and clinical research and development of our product candidates. In addition, we may also use proceeds from this offering to fund the possible licensing, acquisition and development of new products and product candidates. However, we have no present understandings, commitments or agreements with respect to any licensing transaction, acquisition, investment or joint venture and no portion of the net proceeds has been allocated for any such transaction.

We will retain broad discretion over the use of the net proceeds of this offering. The amount and timing of our actual expenditures may vary significantly depending on numerous factors, such as the progress of our product development and the amount of cash used by our operations.

We believe that the net proceeds of this offering and existing cash and cash equivalents will be sufficient to meet our capital requirements into 2008. Pending the use of the net proceeds, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock has been traded on the Nasdaq Global Market under the symbol “HNAB” since April 17, 2006. Prior to April 17, 2006, our common stock traded on the American Stock Exchange from September 22, 2005 through April 13, 2006 under the symbol “HBX,” and prior to September 22, 2005, on the OTC Bulletin Board under the symbol “HNAB.OB.” The following table sets forth for the periods indicated, the high and low closing sale prices of our common stock, as reported by the Nasdaq Global Market, American Stock Exchange and OTC Bulletin Board, as applicable.

	High	Low

Fiscal 2005
First Quarter	$5.90	$1.50
Second Quarter	2.50	1.25
Third Quarter	5.25	1.60
Fourth Quarter	6.32	3.76
Fiscal 2006
First Quarter	$11.30	$5.40
Second Quarter	12.94	7.18
Third Quarter	9.53	5.95
Fourth Quarter	8.88	6.09
Fiscal 2007
First Quarter	$6.38	$1.82
Second Quarter	2.42	1.45
Third Quarter (through July 31, 2007)	1.80	1.53

On July 31, 2007, the last reported sale price of our common stock on the Nasdaq Global Market was $1.54 per share.

We have never declared or paid any cash dividend on our common stock. We currently expect to retain any future earnings in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock for the foreseeable future.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the offering price per share of our common stock set forth on the cover page of this prospectus supplement and the pro forma net tangible book value per share of our common stock after this offering. Our historical net tangible book value as of March 31, 2007 was approximately $24.4 million, or approximately $0.83 per share. We calculate net tangible book value per share by dividing our net tangible book value by the actual number of outstanding shares of our common stock. Dilution in historical net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the closing of this offering.

After giving effect to the sale of 2,500,000 shares of common stock in this offering at the offering price of $2.00 per share, after deducting fees and estimated offering expenses, our pro forma net tangible book value as of March 31, 2007 would have been approximately $28.7 million, or $0.90 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $0.07 per share to existing stockholders and an immediate dilution of $1.10 per share to new investors purchasing shares of common stock in this offering.

The following table illustrates dilution on a per share basis:

Offering price per share		$2.00
Historical net tangible book value per share as of March 31, 2007	$0.83
Increase per share attributable to new investors	$0.07
Pro forma net tangible book value per share after this offering		$0.90
Dilution per share to new investors		$1.10

The table below summarizes, as of March 31, 2007, on the pro forma basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders, and (ii) to be paid by new investors purchasing shares of our common stock in this offering.

	Shares Purchased		Total Consideration		Average Price Per share
	Number	%	Amount	%
Existing stockholders	29,295,117	92.1	$74,606,983	95.0	$2.55
New investors	2,500,000	7.9	5,000,000	5.0	2.00
Total	31,795,117	100.0	$79,606,983	100.0

The above discussion and tables are based on 29,295,117 shares of common stock outstanding as of March 31, 2007 and does not include, as of such date:

•	5,217,916 shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $4.32 per share;

•	387,696 shares issuable upon previously granted but unvested restricted stock awards;

•
112,493 shares of common stock available for future issuance under our employee stock option plans, plus an additional 3,000,000 shares approved for issuance under such plans at our June 2007 annual meeting;

•	738,578 shares of common stock available for future issuance under our employee stock purchase plan; and

•	2,015,901 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $3.41 per share.

PLAN OF DISTRIBUTION

We are offering all of the 2,500,000 shares offered by this prospectus supplement directly to Par Pharmaceutical, Inc. We estimate that our expenses for this offering will be approximately $50,000. We also agreed to pay a cash fee of $500,000 to a financial advisor who introduced us to Par in connection with the transaction leading to our Sublicense Agreement with Par for the rights to develop and commercialize Zensana.

PROSPECTUS

Hana Biosciences, Inc.

$100,000,000

Common Stock

We may offer and sell, from time to time, shares of our common stock. Specific terms of these offerings will be provided in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

We may offer our common stock in one or more offerings in amounts, at prices, and on terms determined at the time of the offering. We may sell our common stock through agents we select or through underwriters and dealers we select. If we use agents, underwriters or dealers, we will name them and describe their compensation in a prospectus supplement.

Our common stock is listed on the Nasdaq Global Market under the symbol “HNAB.” On November 9, 2006, the last sale price for our common stock as reported on the Nasdaq Global Market was $7.55

________________

The securities offered by this prospectus involve a high degree of risk.
See “Risk Factors” on page 5.
________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined that this prospectus is truthful or complete. A representation to the contrary is a criminal offense.

The date of this Prospectus is November 9, 2006.

PROSPECTUS SUMMARY

In this prospectus, the terms “company,” “we,” “us,” and “our” refer to Hana Biosciences, Inc.

Hana Biosciences, Inc.

Hana Biosciences, Inc. is a South San Francisco, California-based biopharmaceutical company focused on acquiring, developing, and commercializing innovative products to advance cancer care. We seek to license novel, late preclinical and early clinical oncology product candidates, primarily from academia and research institutes, in order to accelerate clinical development and time to commercialization.

Our Product Candidates

We currently have rights to and are developing seven product candidates:

•
Zensana™ (ondansetron HCI) Oral Spray - Bioequivalent to 8mg Oral Zofran® Tablet with Multidose Convenience and Desirable Route of Administration. We believe that Zensana, which we licensed from NovaDel Pharma, Inc. in October 2004, is the only multidose oral spray product candidate currently in development which utilizes a micro mist spray technology to deliver full doses of ondansetron to patients experiencing chemo- and radiotherapy-induced nausea and vomiting. Ondansetron, a selective blocking agent of the hormone serotonin, is a Food and Drug Administration, or FDA, approved drug that is commonly used in tablet form to prevent chemotherapy- radiation-induced and post-operative nausea and vomiting. Many patients receiving chemo and radiation therapy have difficulty swallowing and are potentially unable to tolerate other forms of ondansetron and other therapies intended to prevent nausea and vomiting, known as antiemetics. We completed certain limited clinical trials of Zensana related to bioequivalence and bioavailability in early 2006, and in June 2006 we filed a New Drug Application, or NDA, under Section 505(b)(2) of the Food, Drug and Cosmetic Act. Our NDA was accepted for review by the FDA in August 2006. If approved by the FDA, we intend to commercially launch Zensana in the United States in 2007.

•
Marqibo® (vincristine sulfate liposomes injection) - A Novel Targeted Anti-Cancer Compound for Non-Hodgkin’s Lymphoma and Acute Lymphoblastic Leukemia. Marqibo, which we licensed from Inex Pharmaceuticals Corporation in May 2006, is a novel, targeted sphingosome encapsulated formulation of the FDA-approved cancer drug vincristine. In August 2006, we initiated a multi-center Phase II clinical trial of Marqibo in patients with relapsed or refractory acute lymphoblastic leukemia, or ALL. The primary objective of this Phase II open-label study is to assess efficacy of weekly doses of Marqibo plus pulse dexamethasone as measured by complete response rate. Secondarily, this Phase II trial will also evaluate safety and disease-free survival. We expect to enroll up to 44 patients in this trial.  Based on clinical trials in over 600 patients to date, as well as recently-initiated Phase II trial, we intend to request regulatory authorization to commence a registrational clinical trial of Marqibo in hematological malignancies in the second half of 2006.

•
Talvesta (talotrexin) for Injection - A Novel Antifolate for Solid and Hematological Malignancies. Talvesta, which we licensed from Dana-Farber Cancer Institute, Inc. and Ash Stevens, Inc. in December 2002, is a novel antifolate drug candidate under development for treatment of various types of tumors. Talvesta has demonstrated enhanced antitumor activity in a broad spectrum of cancer models by targeting the enzyme DHFR to prevent DNA synthesis in tumor cells and inhibit tumor growth. Preclinical studies performed by the Dana-Farber Cancer Institute, Inc. and the National Cancer Institute suggest that Talvesta, as compared to methotrexate, the most widely used antifolate, enters into cells up to 10 times more efficiently and demonstrates 10- to 100-fold more potency in overcoming polyglutamation, a well-established mechanism of antifolate resistance. Talvesta also binds more tightly to its anti-tumor target DHFR, which we believe may further inhibit tumor growth. We commenced a Phase I clinical trial in solid tumors in February 2004, a Phase I/II clinical trial in non-small cell lung cancer in March 2005, and a Phase I/II clinical trial in ALL in May 2005. In May 2006, the FDA approved our application for orphan drug status of Talvesta for the treatment of ALL.

•
IPdR (ropidoxuridine) - Oral Prodrug to Enhance Radiation Therapy for Brain and Other Cancers. IPdR, which we licensed from Yale University and the Research Foundation of State University of New York in February 2004, is a novel oral prodrug of the radiation sensitizer IUdR. We have commenced a Phase I clinical trial assessing the safety, toxicity and pharmacokinetics of IPdR in patients with solid tumors undergoing radiation therapy. In June 2006, the FDA approved our application for orphan drug status of IPdR for the treatment of glioblastoma, the most common type of brain cancer.

•
Alocrest™ (vinorelbine tartrate liposomes injection )- A Novel Targeted Anti-Cancer Compound for Breast and Lung Cancer. Alocrest is our proprietary formulation of vinorelbine, a microtubule inhibitor that is FDA-approved for use as a single agent or in combination with cisplatin for the first-line treatment of unresectable, advanced non-small cell lung cancer. We obtained the rights to develop and commercialize Alocrest from Inex in May 2006. In August 2006, we initiated a Phase I clinical trial for sphingosome encapsulated vinorelbine in patients with advanced solid tumors. This Phase I trial is designed to assess safety, tolerability and preliminary efficacy in patients with advanced solid tumors, including non-small cell lung and breast cancers. The trial is being conducted at the Cancer Therapy and research Center in San Antonio, Texas and at McGill University in Montreal.

•
Sphingosome Encapsulated Topotecan - A Novel Targeted Anti-Cancer Compound for Small-Cell Lung Cancer and Ovarian Cancer. Sphingosome encapsulated topotecan is our proprietary product candidate comprised of the anticancer drug topotecan, which is FDA-approved for the treatment of metastatic carcinoma of the ovary after failure of initial or subsequent chemotherapy, and small cell lung cancer sensitive disease after failure of first-line chemotherapy. Following completion of additional preclinical development, we expect to file an investigational new drug application, or IND, in the second half of 2006 and to initiate clinical trials in 2007.

•
Topical Menadione - A Topical Compound for Skin Rashes Associated with EGFR Inhibitors. Menadione is a preclinical product candidate for the prevention and treatment of skin rash associated with the use of epidermal growth factor receptor, or EGFR, inhibitors in the treatment of certain cancers. EGFR inhibitors are currently used to treat non-small cell lung cancer, pancreatic, colorectal, and head & neck cancer. EGFR inhibitors develop significant skin toxicities presenting as acne-like rash on the face and upper body. Menadione, a small organic molecule, has been shown to activate the EGFR signaling pathway by inhibiting phosphatase activity. In vivo studies have suggested that topically-applied menadione may restore EGFR signaling specifically in the skin of patients treated systemically with EGFR inhibitors. We licensed our rights to menadione from the Albert Einstein College of Medicine in October 2006. We expect to complete formulation of menadione by the first half of 2007 and to file an IND by the end of 2007.

Corporate Information

We were incorporated in Delaware in December 2002. Our executive offices are located at 7000 Shoreline Court, Suite 370, South San Francisco, California 94080. Our telephone number is (650) 588-6405 and our Internet address is www.hanabiosciences.com. Information contained in, or accessible through, our website does not constitute a part of this prospectus.

Zensana™, Talvesta™ and Alocrest™ are our trademarks for our ondansetron oral spray, talotrexin and vinorelbine tartrate liposomes injection product candidates, respectively. We have applied for registration for our Zensana trademark and for our Hana Biosciences logo in the United States. Marqibo® is a U.S. registered trademark owned by a wholly-owned subsidiary of Inex Pharmaceuticals Corporation and will be assigned to us. All other trademarks and tradenames mentioned in this prospectus are the property of their respective owners.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

RISK FACTORS

An investment in our common stock is risky. Prior to making a decision to invest in our common stock, you should carefully consider the specified risks described under the caption “Risk Factors” in the applicable prospectus supplement and in our filings with the Securities and Exchange Commission, or SEC, and incorporated by reference into this prospectus, together with all information contained in this prospectus, any prospectus supplement, or incorporated by reference into this prospectus. As with most pharmaceutical product candidates, the development of our product candidates is subject to numerous risks, including the risk of delays in or discontinuation of one or more of our development programs from lack of financing, inability to obtain necessary regulatory approvals to market the products, and unforeseen safety issues relating to our product candidates. The risks and uncertainties described in a prospectus supplement and in our SEC filings are not the only ones facing us. If any of the risks and uncertainties described in the prospectus supplement or our SEC filings or any such additional risks and uncertainties actually occur, our business, results of operations and financial condition could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you might lose all or a part of your investment.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as anticipate, estimate, plan, project, continuing, ongoing, expect, management believes, we believe, we intend and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference.

         Because the factors discussed in this prospectus or incorporated by reference could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any such forward-looking statements. These statements are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Such risks and uncertainties relate to, among other factors: the development of our drug candidates; the regulatory approval of our drug candidates; our use of clinical research centers and other contractors; our ability to find collaborative partners for research, development and commercialization of potential products; acceptance of our products by doctors, patients or payors; our ability to market any of our products; our history of operating losses; our ability to compete against other companies and research institutions; our ability to secure adequate protection for our intellectual property; our ability to attract and retain key personnel; availability of reimbursement for our product candidates; the effect of potential strategic transactions on our business; our ability to obtain adequate financing; and the volatility of our stock price. These and other risks will be detailed in the applicable prospectus supplement under the discussion entitled “Risk Factors,” as well as in our SEC filings made from time to time. You are encouraged to read these filings as they are made.

         Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We will retain broad discretion over the use of the net proceeds from the sale of our common stock offered hereby. Except as described in any prospectus supplement, we currently intend to use the net proceeds from the sale of our common stock under this prospectus for clinical trials, research and development, sales and marketing and general and administrative expenses. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own.

PLAN OF DISTRIBUTION

We may sell the common stock covered by this prospectus:

•	to or through one or more underwriters or dealers;

•	directly to purchasers, or to purchasers through agents; or

•	through a combination of any of these methods of sale.

We may distribute the common stock offered hereby:

•	from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the times of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

We will describe the method of distribution of the securities in the applicable prospectus supplement.

We may determine the price or other terms of the common stock offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the obligations of the underwriter, dealer or agent in the applicable prospectus supplement.

Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers (as their agents in connection with the sale of the common stock). In addition, underwriters may sell common stock to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agent. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions, or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. Each applicable prospectus supplement will identify any such underwriter, dealer or agent, and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may enter into agreements that provide for indemnification against certain civil liabilities, including liabilities under the Securities Act, or for contribution with respect to payments made by the underwriters, dealers or agents and to reimburse these persons for certain expenses.

We may grant underwriters who participate in the distribution of the common stock an option to purchase additional shares of common stock to cover over-allotments, if any, in connection with the distribution. Underwriters or agents and their associates may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

In connection with the offering of the common stock, certain underwriters and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase common stock for the purpose of stabilizing its market price.

The underwriters in an offering of the common stock may also create a “short position” for their account by selling more common stock in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing common stock in the open market or by exercising any over-allotment option granted to them by us. In addition, any managing underwriter may impose “penalty bids” under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the common stock that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in or omitted from this prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering is completed:

•
The description of our common stock set forth in the registration statement on Form 8-A registering our common stock under Section 12 of the Exchange Act, which was filed with the SEC on April 11, 2006 (File No. 000-50782);

•
Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as filed with the SEC on March 16, 2006 (File No. 001-32626), including certain information incorporated by reference from our Definitive Proxy Statement for our 2006 Annual Meeting of Stockholders filed with the SEC on April 7, 2006;

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2006 and June 30, 2006, respectively; and

•
Our Current Reports on Form 8-K filed January 3, 2006, March 9, 2006, March 21, 2006, April 11, 2006, April 14, 2006, May 11, 2006 (including the amendment thereto on Form 8-K/A filed on May 15, 2006), May 17, 2006, May 22, 2006, June 19, 2006, July 7, 2006, July 13, 2006, September 21, 2006, October 12, 2006 and October 17, 2006, respectively.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Hana Biosciences, Inc.
7000 Shoreline Court, Suite 370
South San Francisco, CA 94080
(650) 588-6404
Attention: Investor Relations

All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of the common stock offered in this prospectus shall be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective date of filing such documents.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities described in this prospectus. This prospectus does not contain or incorporate by reference all of the information included in the registration statement, some of which is contained in exhibits included with or incorporated by reference into the registration statement. The registration statement, including the exhibits contained or incorporated by reference therein, can be read at the SEC web site or at the SEC office referred to above. Any statement made or incorporated by reference in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

LEGAL MATTERS

Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.

EXPERTS

The financial statements of Hana Biosciences, Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005 and the period from December 6, 2002 (date of inception) to December 31, 2005 incorporated by reference into this prospectus, have been incorporated herein in reliance on the report of J.H. Cohn LLP, independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.